New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Nicholas A. Kronfeld
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4950 tel 212 450 5950 fax nicholas.kronfeld@davispolk.com

September 18, 2014

Re:	Banco Santander S.A.
Registration Statement on Form F-4
File No. 333-196887

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, Banco Santander, S.A. (“Santander Spain”), we are following up on our letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 18, 2014 (the “Letter”) relating to Santander Spain’s Registration Statement on Form F-4 filed on June 18, 2014 (as amended to date) (the “Registration Statement”) in connection with its proposed exchange offer to acquire securities of Banco Santander (Brasil) S.A. (“Santander Brasil”).

Further to response 1 in the Letter, please find enclosed copies of the requested opinions from Davis Polk & Wardwell LLP, U.S. counsel to Santander Spain, Uría Menéndez, Spanish counsel to Santander Spain, and Pinheiro Neto Advogados, Brazilian counsel to Santander Spain, provided to Santander Spain regarding the applicability of Rule 13e-3(g)(2) under the Securities Exchange Act of 1934, as amended.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	September 18, 2014

Should any questions arise, please do not hesitate to contact me at (212) 450-4950 or nicholas.kronfeld@davispolk.com.

Thank you for your time and attention.

Sincerely,

/s/ Nicholas A. Kronfeld

Nicholas A. Kronfeld

cc:	Via E-mail
Mr. Javier Illescas, Banco Santander, S.A.l
Mr. Carlos de Nicolás, Banco Santander, S.A.

New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

September 18, 2014

Re:	Banco Santander, S.A. Exchange Offers

Banco Santander, S.A.

Ciudad Grupo Santander

Avenida de Cantabria s/n

28660 Boadilla del Monte

Madrid, Spain

Ladies and Gentlemen:

We have acted as special counsel to Banco Santander, S.A. (“Santander Spain”), a sociedad anónima organized under the laws of the Kingdom of Spain, in connection with the proposed exchange offers to acquire all of the issued and outstanding units (each of which represents one ordinary share (ação ordinária) and one preferred share (ação preferencial)), American Depositary Shares (ADSs) (each of which represents one unit) and any ordinary shares and preferred shares not held in the form of units of Banco Santander (Brasil) S.A. (“Santander Brasil”), in each case other than any Santander Brasil units, Santander Brasil ADSs, Santander Brasil ordinary shares or Santander Brasil preferred shares owned directly or indirectly by Santander Spain, in exchange for ordinary shares, par value €0.50 per share, of Santander Spain to be delivered to holders of Santander Brasil ADSs in the form of American Depositary Shares, in accordance with the terms described in the Registration Statement on Form F-4, Registration No. 333-196887 (as amended through the date hereof, the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”).

In connection with this opinion, we have examined (i) the Registration Statement, (ii) a letter dated as of September 9, 2014 from Uría Menéndez, Spanish counsel to Santander Spain, in which Uría Menéndez confirmed the accuracy of the description of Santander Spain ordinary shares in the section titled “Comparison of Rights of Holders of Santander Spain Securities and Santander Brasil Securities” in the Registration Statement (the “UM Letter”), (iii) a letter dated as of September 9, 2014 from Pinheiro Neto Advogados, Brazilian counsel to Santander Spain, in which Pinheiro Neto Advogados confirmed the accuracy of the description of Santander Brasil units (and the Santander Brasil ordinary shares and preferred shares underlying such units) in the section titled “Comparison of Rights of Holders of Santander Spain Securities and Santander Brasil Securities” in the Registration Statement (the “PN Letter”), and (iv) such other documents as we have deemed necessary or appropriate in order to enable us to render our opinion.

2	September 18, 2014

In such examination, we have, without independent inquiry or investigation, assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. For purposes of this opinion, we have also assumed, without independent inquiry or investigation, the accuracy of the statements set forth in the UM Letter, the PN Letter and the Registration Statement, including in the section titled “Comparison of Rights of Holders of Santander Spain Securities and Santander Brasil Securities” contained therein, and of all representations as to factual matters made to us and set forth herein. Our opinion is based solely on the documents that we have examined. We have not undertaken any independent investigation of any factual matter set forth in any of the foregoing.

Background

In connection with its review of the Registration Statement, the staff of the Commission, pursuant to a letter to Santander Spain dated July 14, 2014, requested that Santander Spain provide a legal analysis of why Santander Spain believes Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to the proposed U.S. exchange offer. In a letter dated July 24, 2014, we responded to the staff on behalf of Santander Spain and expressed the reasons why Santander Spain believes Rule 13e-3 does not apply to the proposed U.S. exchange offer, including, among other reasons, because the transaction qualifies for the exemption provided by subsection (g)(2) of the rule. Rule 13e-3(g)(2) under the Exchange Act provides an exception that states, in pertinent part, that Rule 13e-3 does not apply to “[a]ny Rule 13e-3 transaction in which the security holders are offered or receive only an equity security Provided, That: (i) Such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock”.

In a letter to Santander Spain dated August 8, 2014, the staff requested that Santander Spain provide an opinion of counsel opining that “the voting, redemption, dividend, liquidation and individual shareholder rights of action of holders of Santander ordinary shares will be substantially equivalent to the rights enjoyed by holders of Santander Brasil securities who participate in the offer”, referring to the “substantially the same rights” prong of Rule 13e-3(g)(2).

Comparison of the Rights of Holders of Santander Brasil ADSs and Santander Spain ADSs

The subject Santander Brasil securities listed and traded in the United States are ADSs, as are the offered Santander Spain securities. Both ADSs are substantially equivalent pass-through securities. Accordingly, this discussion focuses on the rights arising from the securities underlying the ADSs. In this connection, we have reviewed the Registration Statement (including the section therein titled “Comparison of Rights of Holders of Santander Spain Securities and Santander Brasil Securities”), the UM Letter and PN Letter, and based on such review we note the following:

1.

Voting. Each Santander Brasil unit and each Santander Spain ordinary share entitles the holder thereof to attend and vote at general shareholders meetings of Santander Brasil and Santander Spain, respectively. Each Santander Spain ordinary share entitles the holder thereof to one vote per share. Each Santander Brasil unit is entitled to one vote

3	September 18, 2014

per unit based on the Santander Brasil ordinary share comprising part of such unit and in certain limited circumstances (as described in the section titled “Comparison of Rights of Holders of Santander Spain Securities and Santander Brasil Securities–Shares–Voting Rights and Action by Written Consent” in the Registration Statement), each Santander Brasil unit is entitled to one additional vote per unit based on the Santander Brasil preferred share comprising part of such unit.

2.	Redemption. Neither the Santander Brasil units (or the Santander Brasil ordinary shares or preferred shares underlying such units) nor the Santander Spain ordinary shares are redeemable at the option of the holders thereof or at the option of Santander Brasil or Santander Spain, respectively.

3.	Dividends. The Santander Brasil units entitle the holders thereof to participate pro rata in any dividend distribution payable on account of the Santander Brasil ordinary shares comprising part of such units and the Santander Brasil preferred shares comprising part of such units. The dividend paid on the preferred share component of the Santander Brasil unit is required to be 10% greater than the dividend paid on the ordinary share component of the Santander Brasil unit. Santander Brasil’s bylaws also provide for a mandatory minimum dividend to be paid on the equity of Santander Brasil as a whole on an annual basis, subject to certain limitations. The Santander Spain ordinary shares entitle the holders thereof to participate in any dividend distribution on a pro rata basis but do not provide for any mandatory minimum dividends. Moreover, Santander Spain generally has paid a dividend that is higher than the dividend paid by Santander Brasil (e.g. in 2013, 2012, 2011, 2010 and 2009 each Santander Brasil unit received R$0.63 ($0.27)[1], R$0.71 ($0.31), R$0.84 ($0.36), R$0.93 ($0.40) and R$0.45[2] ($0.19), respectively, in annual dividends and in each of those years, each Santander Spain ordinary share received €0.60 ($0.83) in annual dividends). See “Selected Financial Data of Santander Spain” and “Selected Financial Data of Santander Brasil” in the Registration Statement. The Santander Spain ordinary share dividend also generally has been higher after taking into account the exchange ratio for the proposed offer (i.e. 0.70 Santander Spain ordinary shares for each Santander Brasil unit).

4.	Liquidation. The Santander Brasil units and the Santander Spain ordinary shares each entitle the holders thereof to participate on a pro rata basis in the distribution of any remaining assets upon a liquidation of Santander Brasil or Santander Spain, respectively. While the Santander Brasil preferred shares comprising a component of the Santander Brasil units are entitled to receive pro rata distributions upon liquidation before the equal distribution on ordinary shares, they are not entitled to any priority in the amount of payment, and therefore they receive distributions on liquidation on a pro rata basis with the Santander Brasil ordinary shares.

5.	Individual Shareholder Rights of Action. Among other rights, the Santander Brasil units and the Santander Spain ordinary shares each entitle the holders thereof to (i) call a general shareholders meeting in certain circumstances, (ii) cause a corporate action for

1 All U.S. dollar amounts in this letter have been calculated using the applicable 2013 year-end exchange rate.

2 The Santander Brasil units were created in 2009. Therefore, the annual dividend amount given for each Santander Brasil unit is the amount that each Santander Brasil unit would have received if the units had been outstanding for the entire year.

4	September 18, 2014

liability against the directors or officers of Santander Brasil or Santander Spain, as applicable, upon the passing of a resolution at a shareholders’ meeting, in each case subject to certain requirements, and (iii) inspect certain books and records of Santander Brasil or Santander Spain, as applicable.[3]

We also understand, as set forth in the Registration Statement under the heading “Santander Spain’s Reasons for the Proposed Exchange Offers”, that tendering holders of Santander Brasil ADSs will gain enhanced liquidity by holding Santander Spain shares in the form of Santander Spain ADSs. Based upon publicly available information and information provided to us by Santander Spain, we understand that during the four year period preceding August 13, 2014, the average daily trading volume of Santander Spain ADSs has been 6,982,730 ADSs and the average daily trading volume of Santander Brasil ADSs has been 1,650,404.5 ADSs. In addition, the ADTV of this period of Santander Spain ordinary shares was 91,515,972 compared to 2,849,617 for the units of Santander Brasil.

Applicability of Rule 13e-3(g)(2) – Substantial Equivalence Prong

Rule 13e-3(g)(2) provides an exception to applicability of Rule 13e-3 where, among other things, holders of the subject securities are offered only an equity security that has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights. We note that there are certain differences between Spanish corporate law and Brazilian corporate law and between the Santander Spain ordinary shares and the Santander Brasil units, as described in the Registration Statement and under the heading “Comparison of the Rights of Holders of Santander Brasil ADSs and Santander Spain ADSs” above, however, we are of the view that such differences do not cause the rights of such equity securities to be considered less than substantially the same for purposes of Rule 13e-3(g)(2).

Due to the preferred stock component of the Santander Brasil units, the Santander Spain ordinary shares have proportionally higher voting rights (relative to share of total equity) than the Santander Brasil units (that is, only half of the equity associated with the Santander Brasil units has full voting rights while the Santander Spain ordinary shares have full voting rights). For example, shares of Santander Spain comprising 1% of the shareholders equity of Santander Spain have 1% of the voting power of Santander Spain equity, while units of Santander Brasil comprising 1% of the equity of Santander Brasil have less than 1% of the voting power of Santander Brasil equity.4 Thus, Santander Spain ordinary shares have greater voting rights than Santander Brasil units. Such an enhancement of voting rights by virtue of the exchange supports

3 Brazilian corporate law and Spanish corporate law differ. Accordingly, although shareholders benefit from common rights under both jurisdictions’ corporate law, the contours of those rights differ as described in the Registration Statement under “Comparison of Rights of Holders of Santander Spain Securities and Santander Brasil Securities”. For example, while security holders in each jurisdiction have appraisal rights, the events that trigger those rights differ under Spanish corporate law and Brazilian corporate law; while security holders in each jurisdiction have inspection rights, the items that may be inspected differ under Spanish corporate law and Brazilian corporate law.

4 The fact that the Santander Brasil unit has up to two votes while the Santander Spain share has one vote is not relevant to the analysis of the relative voting power of each security or the substantial equivalence analysis. In any exchange offer that is other than a one-for-one exchange offer, the exchange offer will result in the number of votes per holder changing. Moreover, in the present case, each Santander ADSs could be made to have two votes by means of splitting the Santander Spain ordinary shares, but such a change would have no impact on the relative voting power of a Santander Spain ADS

5	September 18, 2014

the substantial equivalence analysis given the Commission’s belief, as stated in the implementing release of Rule 13e-3 and referred to above, that transactions in which security holders are “permitted to maintain an equivalent or enhanced equity interest” are “outside the purpose of Rule 13e-3”.5

The Santander Brasil units are paid a pro rata dividend as are the Santander Spain ordinary shares. The dividend paid on the unit is the sum of the dividends paid on common stock and preferred stock underlying the unit, whereas the dividend paid on the Santander Spain ordinary shares is a unitary dividend. But this difference in the method of calculating the amount of the pro rata dividend per unit and ordinary share, respectively, does not affect the equivalence of the right of each to a pro rata dividend.

Although the Santander Brasil units have a right to a mandatory minimum dividend pursuant to Santander’s Brasil’s bylaws, such right, in practical terms, is insubstantial and does not affect the substantial equivalence of the Santander Spain ordinary shares and the Santander Brasil units. Historically, Santander Brasil has paid a dividend that is significantly higher than the mandatory minimum dividend. For example, in 2013, 2012, 2011, 2010 and 2009, the annual mandatory dividend that each Santander Brasil unit was entitled to receive was R$0.10 ($0.04), R$0.20 ($0.09), R$0.22 ($0.09), R$0.24 ($0.10) and R$0.116 ($0.05), respectively. Compared to the historical annual dividends received by Santander Brasil units referred to under the heading “Comparison of the Rights of Holders of Santander Brasil ADSs and Santander Spain ADSs—Dividends” above, the annual dividend that each Santander Brasil unit received over the past five year was, on average, over 330.0% higher than the annual mandatory dividend that each Santander Brasil unit was entitled to receive. Additionally, as described in the Registration Statement, Brazilian Corporate Law permits the shareholders of a company to suspend dividend distributions if the distributions would not be advisable given the company’s financial condition. Santander Spain, as the controlling shareholder of Santander Brasil, may choose to suspend the mandatory minimum dividend at any time it deems that the dividend would not be financially advisable. Furthermore, although Santander Spain ordinary shares do not have a right to a mandatory minimum divided, they have historically received a dividend on a consistent, quarterly basis.

The Santander Brasil units and the Santander Spain ordinary shares both have the right to receive pro rata distributions of the residual value of the respective company upon liquidation. The preferred share component of the unit is entitled to receive a ratable distribution immediately prior in time to the ordinary share component of the unit, but this has no effect on the ratable distribution of the residual value of the company upon liquidation.

Finally, as noted above there are certain differences in the contours of common shareholder rights in Brazil and Spain due to differences in the corporate law of the two jurisdictions. We believe that such differences from jurisdiction to jurisdiction are inevitable and in the case of Brazil and Spain should not be considered to affect the substantial equivalence of the Santander Brasil units and Santander Spain ordinary shares for 13e-3(g)(2) purposes where the securities’ terms are substantially the same as described above.

5 We have been told that Santander Spain ADSs should also provide greater liquidity than Santander Brasil ADSs, based on the historically higher ADTV of Santander Spain ADSs and historically higher ADTV of Santander Spain shares than Santander Brasil units.

6 The Santander Brasil units were created in 2009. Therefore, the mandatory minimum dividend amount given for each Santander Brasil unit is the amount that each Santander Brasil unit would have been entitled to receive if the units had been outstanding for the entire year.

6	September 18, 2014

Based upon the foregoing, and subject to the assumptions and qualifications set forth herein, it is our opinion that, notwithstanding the differences in rights noted above, including the existence of a minimum dividend in Brazil, under the totality of the circumstances described above, the Santander Spain ordinary shares have substantially the same rights as the Santander Brasil units for purposes of Rule 13e-3(g)(2).

The foregoing opinion is limited to the cited federal securities laws of the United States of America.

We express no opinion as to compliance of the proposed exchange offers with any other section of the Exchange Act or other securities laws or rules or regulations promulgated thereunder.

This opinion is delivered to you in connection with the above referenced matter. This opinion may not be relied upon by you for any other purpose or relied upon by any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell LLP

Davis Polk & Wardwell LLP

Príncipe de Vergara, 187

Plaza de Rodrigo Uría

28002, Madrid. España

Tel.: +34 91 586 04 00

Fax: +34 91 586 04 03 / 04

E-mail: madrid@uria.com

www.uria.com

Tel. (d): +34 91 586 06 16

Fax (d): +34 91 586 07 77

francisco.sanmiguel@uria.com

Banco Santander, S.A.

Ciudad Grupo Santander

Avenida de Cantabria s/n

28660 Boadilla del Monte

Madrid, Spain

Madrid, 18 September 2014

Dear Sirs,

Ref: Santander Brasil Exchange Offers

We have acted as Spanish counsel to Banco Santander, S.A. (the “Bank” or “Santander Spain”), a sociedad anónima organized under the laws of the Kingdom of Spain in connection with the proposed exchange offers to acquire all the issued and outstanding common shares (ações ordinárias), preferred shares (ações preferenciais), units (each of which represents one common share and one preferred share) and/or American Depositary Shares (ADSs) (each of which represents one unit) of Banco Santander (Brasil) S.A. (“Santander Brasil”), in each case other than any Santander Brasil ADSs, Santander Brasil units, Santander Brasil preferred shares or Santander Brasil common shares owned directly or indirectly by Santander Spain, in exchange for the consideration to be satisfied by means of ordinary shares, nominal value €0.50 per share, of Santander Spain to be delivered in the form of American Depositary Shares or Brazilian Depositary Shares, in accordance with the terms described in the registration statement on form F-4, registration nº 333-196887 (as amended through the date hereof, the “F-4 Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”).

A. Documents reviewed

For the purposes of issuing this legal opinion, we have reviewed and examined originals or copies certified or otherwise identified to our satisfaction, of such records of the Bank and such other documents and certificates, and made such inquiries with officers of the Bank as we have deemed necessary as a basis for the opinions hereinafter expressed.

In particular, among others, we have reviewed the following documents:

(a)	the F-4 Registration Statement;

(b)	a copy of the articles of association (estatutos sociales) of the Bank available on its corporate website (www.santander.com) as of 18 September 2014;

(c)	a copy of the rules and regulations for the general shareholders’ meeting (reglamento de la junta de accionistas) of the Bank available on its corporate website (www.santander.com) as of 18 September 2014;

(d)	a copy of the rules and regulations of the board of directors (reglamento del consejo) of the Bank available on its corporate website (www.santander.com) as of 18 September 2014; and

(e)	the information on the Bank available at the webpage of the Spanish Commercial Registry (www.rmc.es) as of 18 September 2014.

We have also reviewed the opinion letter of Davis Polk & Wardwell LLP (the “Davis Polk Opinion”) delivered to the Bank on the date hereof.

B. Assumptions

Our opinions are based on the following assumptions:

(a)	all signatures in the documents reviewed are genuine; the originals documents we have received are authentic and complete; any copies we have received are complete and correspond to the originals; and all documents reviewed and dated prior to the date of this opinion remain in effect and unamended as of that date;

(b)	all information regarding matters of fact rendered to us by the Bank as well as (when appropriate) by governmental officials or public registries, is accurate and complete; and

(c)	the absence of fraud and the presence of good faith on the part of the Bank.

Where we have not independently verified facts material to the opinions, we have examined and relied on certificates issued by duly authorized representatives of the Bank.

C. Opinion

We do not represent ourselves to be familiar with the laws of any jurisdiction other than Spain as they stand at present and therefore express no opinion on matters arising under any laws other than the laws of Spain currently in force. This legal opinion is issued on the basis that all related-matters will be governed by, and construed in accordance with Spanish law, and that all matters between the addressee of this legal opinion and ourselves (in particular, those regarding interpretation) will be brought before the Spanish courts.

Our involvement in the transaction described has been limited to our role as Spanish counsel to the Bank and we, therefore, assume no obligation to advise any other party to the transaction. Furthermore, we assume no obligation to advice on any changes to the law or facts that may occur after today’s date, regardless of whether they affect the legal analysis or conclusions in this legal opinion.

Based on the above, and subject to the additional exceptions, limitations and qualifications set out below, it is our opinion that:

The statements set forth in the F-4 Registration Statement under the section “Comparison of Rights of Holders of Santander Spain Securities and Santander Brasil Securities”, insofar as they summarize the rights that are provided by Santander Spain ordinary shares that underlie the Bank ADSs to each of its holders, fairly and accurately summarize such rights in all material respects, subject to the qualifications and limitations set forth herein and therein. In addition, the statements set forth in the Davis Polk Opinion under the heading “Comparison of the Rights of Holders of Santander Brasil ADSs and Santander Spain ADSs”, insofar as they describe rights that are provided by Santander Spain ordinary shares that underlie the Bank ADSs to each of its holders, fairly and accurately summarize such rights in all material respects, subject to the qualifications and limitations set forth herein and therein.

D. Qualifications

The opinion above is subject to the following:

(a) our opinion is subject to the effects and outcomes that may derive from insolvency or any other similar proceedings that affect creditor’s rights generally as well as to any principles of public policy (orden público); and

(b) some of the legal concepts are described in English terms and not in their original terms. Such concepts may not be exactly similar to the concepts described in English terms.

This legal opinion is rendered to the addressee identified in this letter and in connection with the transaction described above and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent, although we understand that a copy of this letter may be made available, for information purposes only, on the SEC’s website at www.sec.gov. As the sole exception to the terms of the preceding sentence, the addressee may release a copy of this legal opinion to Davis Polk & Wardwell, LLP, provided that the disclosure is made for information purposes only and that Davis Polk & Wardwell, LLP may not rely on the content of this opinion, or claim any contractual or non-contractual liability against us for its content. By accepting a copy of this legal opinion, Davis Polk & Wardwell, LLP acknowledges the terms and conditions set out in this paragraph.

Very truly yours,

/s/ Paco San Miguel

Paco San Miguel

São Paulo, September 18, 2014

Banco Santander, S.A.

Ciudad Grupo Santander

Avenida de Cantabria s/n

28660 Boadilla del Monte

Madrid, Spain

Ref: Santander Brasil Exchange Offers

Ladies and Gentlemen,

1. We have acted as Brazilian counsel to Banco Santander, S.A., a corporation incorporated under the laws of Spain (“Santander Spain” or the “Bank”), in connection with the proposed exchange offers to acquire all the issued and outstanding common shares (ações ordinárias), preferred shares (ações preferenciais), units (each of which represents one common share and one preferred share) and/or American Depositary Shares (ADSs) (each of which represents one unit) of Banco Santander (Brasil) S.A. (“Santander Brasil”), in each case other than any Santander Brasil ADSs, Santander Brasil units, Santander Brasil preferred shares or Santander Brasil common shares owned directly or indirectly by Santander Spain, in exchange for the consideration to be satisfied by means of ordinary shares of Santander Spain to be delivered in the form of American Depositary Shares or Brazilian Depositary Shares, in accordance with the terms described in the registration statement on form F-4, registration nº 333-196887 (as amended through the date hereof, the “F-4 Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”).

2. For the purposes of issuing this legal opinion, we have examined all documents we have deemed necessary or advisable to be examined, including, inter alia, originals or photocopies of the following:

(a) the F-4 Registration Statement;

(b) the Bylaws of Santander Brasil as in effect on the date hereof;

(c) the relevant laws, decrees, rules, regulations and codes of Brazil; and

(d) the opinion letter of Davis Polk & Wardwell LLP (the “Davis Polk Opinion”) delivered to the Bank on the date hereof.

3. Our opinions are based on the following assumptions:

(a) all signatures in the documents reviewed are genuine; the originals documents we have received are authentic and complete; any copies we have received are complete and correspond to the originals; and all documents reviewed and dated prior to the date of this opinion remain in effect and have not been mended as of that date;

(b) all information regarding matters of fact contained in the documents reviewed is accurate and complete; and

(c) the absence of fraud and the presence of good faith on the part of the Bank.

4. We are qualified to practice law in the Federative Republic of Brazil only and, therefore, the opinions expressed in this letter are limited to questions arising under the laws of the Federative Republic of Brazil. This opinion does not cover any questions arising under or relating to any laws other than the laws of Brazil as in effect on the date of this opinion.

5. Our involvement in the transaction described has been limited to our role as Brazilian counsel to the Bank and we, therefore, assume no obligation to advise any other party to the transaction. Furthermore, we assume no obligation to advice on any changes to the law or facts that may occur after today’s date, regardless of whether they affect the legal analysis or conclusions in this legal opinion.

6. Based on the above, and subject to the additional reservations and qualifications set forth below, we are of the opinion that (i) the statements set forth in the F-4 Registration Statement under the section “Comparison of Rights of Holders of Santander Spain Securities and Santander Brasil Securities”, insofar as they summarize the rights that are provided by Santander Brasil units that underlie Santander Brasil ADSs—based on the common and preferred shares that underlie the units – to each of their holders, fairly and accurately summarize such rights in all material respects, subject to the qualifications and limitations set forth herein and therein, and (ii) the statements set forth in the Davis Polk Opinion under the heading “Comparison of the Rights of Holders of Santander Brasil ADSs and Santander Spain ADSs”, insofar as they describe rights that are provided by Santander Brasil units that underlie Santander Brasil ADSs—based on the common and preferred shares that underlie the units – to each of their holders, fairly and accurately summarize such rights in all material respects, subject to the qualifications and limitations set forth herein and therein.

7. The opinion above is subject to the following:

(a) our opinion is subject to the effects and outcomes that may derive from insolvency or any other similar proceedings that affect creditor’s rights generally as well as to any principles of public policy; and

(b) some of the legal concepts are described in English terms and not in their original terms. Such concepts may not be exactly similar to the concepts described in English terms.

8. This legal opinion is rendered to the addressee identified in this letter and in connection with the transaction described above and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent, although we understand that a copy of this letter may be made available, for information purposes only, on the SEC’s website at www.sec.gov. As the sole exception to the terms of the preceding sentence, the addressee may release a copy of this legal opinion to Davis Polk & Wardwell, LLP, provided that the disclosure is made for information purposes only and that Davis Polk & Wardwell, LLP may not rely on the content of this opinion, or claim any contractual or non-contractual liability against us for its content. By accepting a copy of this legal opinion, Davis Polk & Wardwell, LLP acknowledges the terms and conditions set out in this paragraph.

Very truly yours,

/s/ José Luiz Homem de Mello

Pinheiro Neto Advogados